CONTRACTOR AGREEMENT

EFFECTIVE DATE: August 25, 2025

THIS CONTRACTOR AGREEMENT (the "***Agreement***") is made as of the Effective Date set forth above by and between Cloudhands, Inc. ("***Client***") and Keven Baxter ("***Consultant***").

1. Engagement of Services. Consultant will render the services set forth in Exhibit A (the "***Services***").

2. Compensation. Client will pay Consultant the fee set forth in Exhibit A for Services rendered pursuant to this Agreement. Consultant will be reimbursed for expenses that are reasonably incurred in connection with the Services, provided Consultant has furnished such documentation for such expenses as Client may reasonably request. Consultant will invoice Client on a monthly basis. Payment to Consultant of fees will be due 30 days following Client's receipt of an invoice.

3. Ownership of Work Product. Consultant agrees that any and all deliverables and work product created by Consultant as part of the Services shall be the sole and exclusive property of Client.

4. Independent Contractor Relationship. Consultant's relationship with Client is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship between Client and Consultant. Consultant will have control over the manner and means of performing the Services, including the choice of place and time.

5. Term and Termination. The term of this Agreement is month to month and either Client or Consultant may terminate this Agreement with or without cause, at any time upon 15 days' prior written notice.

6. Miscellaneous Provisions. Consultant agrees that any dispute in the meaning, effect or validity of this Agreement shall be resolved in accordance with the laws of the State of California without regard to the conflict of laws provisions thereof. The sole jurisdiction and venue of any action or claim regarding this Agreement shall be the state and Federal courts located in Orange County, California. The waiver by Client of a breach of any provision of this Agreement by Consultant shall not operate or be construed as a waiver of any other or subsequent breach by Consultant. This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The Agreement may be executed by e-signature and in one or more counterparts, each of which shall be deemed an original and all of which shall be taken together and deemed to be one instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

CONSULTANT:	**CLIENT:**
Keven Baxter	**CLOUDHANDS, INC.**
By:	By:
	Name: Brian Fargo
	Title: Chairman

EXHIBIT A

DATED: AUGUST 25, 2025

SERVICES:

Consultant shall render such Services as Client may from time to time request, including, without limiting the generality of the foregoing:

Serve as interim Chief Financial Officer and Corporate Secretary to help manage administrative functions for the Company including, without limitation, human resources, banking, insurance, and SEC filings.

The Services will commence on August 25, 2025 and shall continue until such time as Client determines that such Services are no longer necessary.

FEES:

Fee: $175.00 per hour.